Rec C 2/15/02



SECURI[TIES AND EXCHANGE CO]MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 35165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/00 (MM/DD/YY) AND ENDING 8/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BUSADA ADVISORY SERVICES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2860 CYPRESS CIRCLE
(No. and Street)

WICHITA (City) KS (State) 67226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC S. NAMEE (316) 267-2000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUTSCHENRITTER & JOHNSON, L.L.C.
(Name — *if individual, state last, first, middle name*)

345 RIVERVIEW, SUITE 504 (Address) WICHITA (City) KS (State) 67203 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VL 3-20-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC S. NAMEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUSADA ADVISORY SERVICES, INC., as of AUGUST 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


KIMBERLY DAWN TRAFFAS
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 11/03/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Year Ended August 31, 2001

TABLE OF CONTENTS

	Page No.
ACCOUNTANTS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes In Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
SUPPLEMENTARY INFORMATION	
Computation of Net Capital	9
Exemption Under Rule 15c3-3	10



GUTSCHENRITTER & JOHNSON, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Busada Advisory Services, Inc.

We have audited the accompanying statement of financial condition of Busada Advisory Services, Inc. as of August 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Busada Advisory Services, Inc. at August 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



October 26, 2001

345 RIVERVIEW, SUITE 504 WICHITA, KANSAS 67203-4265
(316) 267-9211 FAX (316) 267-9215 EMAIL: admin@gjcpas.com

BUSADA ADVISORY SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
August 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 15,105
Commissions receivable	7,001
TOTAL CURRENT ASSETS	22,106
PROPERTY AND EQUIPMENT	
Office equipment & furniture	15,897
Less accumulated depreciation	(5,840)
	10,057
	$ 32,163

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 10,521
Income taxes payable	247
TOTAL CURRENT LIABILITIES	10,768
DEFERRED INCOME TAXES	1,795
STOCKHOLDERS' EQUITY	
Common stock, no par value, 500 shares authorized, 300 issued and outstanding	6,000
Retained earnings	13,600
	19,600
	$ 32,163

See accompanying notes.

BUSADA ADVISORY SERVICES, INC.
STATEMENT OF INCOME
For the year ended August 31, 2001

REVENUES	
Commissions	$ 110,821
Interest	325
TOTAL REVENUES	111,146
EXPENSES	
Depreciation	2,677
Other operating expenses	106,178
	108,855
INCOME BEFORE INCOME TAXES	2,291
INCOME TAX EXPENSE	661
NET INCOME	$ 1,630

See accompanying notes.

BUSADA ADVISORY SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended August 31, 2001

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balance at September 1, 2000	300	$ 6,000	$ 11,970	$ 17,970
Net Income			1,630	1,630
Balance at August 31, 2001	300	$ 6,000	$ 13,600	$ 19,600

See accompanying notes.

BUSADA ADVISORY SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended August 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,630
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,677
Increase in commissions receivable	(2,924)
Increase in accrued expenses	2,615
Increase in deferred income taxes	414
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,412
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of depreciable assets	(4,480)
NET CASH USED BY INVESTING ACTIVITIES	(4,480)
NET DECREASE IN CASH	(68)
CASH AT BEGINNING OF YEAR	15,173
CASH AT END OF YEAR	$ 15,105
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 247

See accompanying notes.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

History and Business Activity

Busada Advisory Services, Inc. (The Company) was incorporated on November 15, 1985 in New Jersey. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's main office is in Wichita, Kansas with a branch in Florida. The Company's primary source of revenue is commissions from selling mutual funds and annuities to middle to upper-income individuals in these states.

Revenue and Expense Recognition

Commission revenues are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of preparing the statement of cash flows, unrestricted currency, demand deposits, certificates of deposit, and money market accounts are considered cash, and unrestricted investments with an original maturity of three months or less are considered cash equivalents. For the year ended August 31, 2001, cash and cash equivalents consisted of a demand deposit account and a money market account.

Property and Equipment

Property assets are stated at cost. Depreciation of tangible assets is provided using the straight-line method over the estimated useful lives of the related assets.

For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system. Maintenance and repairs are charged to expense as incurred. Renewals and betterments extending the estimated lives of assets are capitalized.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

For the year ended August 31, 2001, provision for income taxes has been made in accordance with the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B. SUBORDINATED BORROWINGS

No subordinated liabilities existed at any time during the year ended August 31, 2001.

NOTE C. DEPRECIATION OF PROPERTY AND EQUIPMENT

Office equipment is depreciated using estimated useful lives of five years. Office furniture is depreciated using estimated useful lives of seven years. Depreciation expense for the year ended August 31, 2001 was $2,677.

NOTE D. INCOME TAXES

Deferred income taxes represents the tax liability related to the temporary differences for income and expense recognition between financial statement reporting and income tax reporting. A provision is made for the estimated taxes, at current rates, which will be paid or reduced in the future because of these temporary differences and has been classified as long-term.

The deferred tax liability results from the use of accelerated methods of depreciation of property and equipment for tax purposes and the straight-line method for book purposes.

The components of income tax expense as of August 31, 2001 were as follows:

Current	$ 247
Deferred	414
	$ 661

NOTE E. OPERATING LEASE AGREEMENTS

The Company leases office space from a former shareholder under a month-to-month lease. Total rent expense was $10,000 for the year ended August 31, 2001.

NOTE F. SIGNIFICANT COMMISSION REVENUE

For the year ended August 31, 2001, commission revenue from two mutual fund companies accounted for 95% of total commission revenue.

NOTE G. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2001, the Company had net capital of $9,395, which was $4,395 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.3 to 1.

SUPPLEMENTARY INFORMATION

BUSADA ADVISORY SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of August 31, 2001

Net capital	
Total stockholders' equity qualified for net capital	$ 19,600
Deduct stockholders' equity not allowable for net capital	10,057
Net capital before haircuts	9,543
Haircuts on securities	
Money market ($7,397 at 2%)	148
Net capital	$ 9,395
Aggregate indebtedness	
Accrued expenses	$ 12,563
Total aggregate indebtedness	$ 12,563
Computation of basic net capital requirement	
Minimum dollar requirement	$ 5,000
Excess net capital	$ 4,395
Excess net capital at 1000% (net capital - 10% of aggregate indebtedness)	$ 8,138
Ratio: Aggregate indebtedness to net capital	1.3

There are no material differences from the Company's computation (included in Part II of Form X-17A-5 as of August 31, 2001), and therefore, a reconciliation is not presented.

BUSADA ADVISORY SERVICES, INC.
SCHEDULE II - EXEMPTION UNDER RULE 15c3-3
As of August 31, 2001

The Company claims exemption from Rule 15c3-3 under rule section (k)(1) - Limited business (mutual funds and/or variable annuities only).